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CONTACT:          Raoul J. Witteveen
                           (212) 916-3261


FOR IMMEDIATE RELEASE



            INTERPOOL, INC. ANNOUNCES SALE OF 6-5/8% NOTES DUE 2003

PRINCETON, NJ, February 19, 1998 - Interpool, Inc. (NYSE: IPX) announced today that it has entered into an agreement to sell $100 million aggregate principal amount of 6-5/8% Notes Due 2003. The transaction is expected to close on February 24, 1998. The Notes are being sold in a private transaction pursuant to Rule 144A under the Securities Act of 1933.

Interpool expects to use the net proceeds from the issuance of the Notes, estimated at approximately $99 million, to repay all outstanding borrowings under its revolving credit agreement and for other general corporate purposes, including, but not limited to, the purchase of equipment, acquisition and/or working capital.

Interpool, originally founded in 1968, is one of the world's leading lessors of cargo containers used in international trade and is the second largest lessor of intermodal container chassis in the United States. The Company leases its containers and chassis to over 200 customers, including nearly all of the world's 20 largest international container shipping lines.

The Notes will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States or to any U.S. person absent registration or an applicable exemption from registration requirements.


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